September 14, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, DC 20549

Attention:	David Edgar Melissa Kindelan Craig D. Wilson

Re:	SEC Comment Letter dated August 28, 2018
ANSYS Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 22, 2018
Form 10-Q for the Quarterly Period Ended March 31, 2018
Filed May 3, 2018
File No. 000-20853

Ladies and Gentlemen:

ANSYS Inc. (the “Company”) acknowledges receipt of your comment letter dated August 28, 2018 (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2017 and Form 10-Q for the quarterly period ended March 31, 2018. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. As discussed in telephone conversations on September 13, 2018 from Maria T. Shields of the Company to you, the Company respectfully requests an extension to respond to the Comment Letter. The Company respectfully requests an extension of an additional sixteen (16) business days until October 4, 2018 to respond to the Comment Letter in order to provide sufficient time for the Company to prepare the necessary response. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than October 4, 2018. Should you have any questions regarding the request made herein, please do not hesitate to contact Adam Small of Goodwin Procter LLP at (617) 570-8304. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Maria T. Shields
Maria T. Shields
Chief Financial Officer